UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 15, 2017, Intelsat S.A. (the “Company”) held its 2017 Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”) in Luxembourg.

Each of the eight proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1.	Approval of the Company’s statutory stand-alone financial statements for the year ended on December 31, 2016 (containing 2015 and 2016 financial information);

2.	Approval of the Company’s consolidated financial statements for the year ended on December 31, 2016 (containing 2015 and 2016 financial information);

3.	Approval of the allocation of the Company’s annual results for the year ended December 31, 2016;

4.	Approval of discharge (quitus) to the directors of the Company for the proper performance of their duties for the year ended December 31, 2016;

5.	Re-election of the following two Class I directors: (a) Justin Bateman and (b) Raymond Svider, each for a term ending at the general meeting of the Company approving the statutory financial statements for the accounting year ending on December 31, 2019;

6.	Approval of the directors’ remuneration for the year 2017;

7.	Approval of re-appointment of KPMG LLP as Independent Registered Public Accounting Firm and of KPMG Luxembourg S.C. as approved statutory auditor (réviseurs d’entreprises agréés) of the Company; and

8.	Renewal for a further five year period (ending on June 15, 2022) of the authorization to the Company to purchase, acquire, receive or hold shares of any class in the Company within certain limits and subject to certain price parameters.

The following two proposals were approved at the EGM by a two-thirds majority of the votes validly cast by common shareholders entitled to vote at the meeting, representing at least half of the issued share capital:

1.	Approval of the five year extension of the validity period of the authorized share capital and waiver of shareholder pre-emptive rights; and

2.	Approval of amendments to the articles of incorporation regarding (i) the prescribed date of the annual general meeting and (ii) notice requirements for shareholder proposals of candidates for election to the Board of Directors.

For more information about the proposals, please see Intelsat S.A.’s 2017 Proxy Statement, available on the Company’s website at www.intelsat.com/investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 16, 2017	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary